Greystone Housing Impact Investors LP 14301 FNB Parkway, Suite 211 Omaha, NE 68154 P: 402.952.1235 www.ghiinvestors.com

November 6, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Madeleine Joy Mateo, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re: Greystone Housing Impact Investors LP

Registration Statement on Form S-4 filed on October 25, 2023

File No. 333-275170

Dear Ms. Joy Mateo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Greystone Housing Impact Investors LP (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:30 p.m. (EST) on Wednesday, November 8, 2023, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request. In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Jesse A. Coury

Jesse A. Coury

Chief Financial Officer

cc: Kenneth C. Rogozinski, Greystone Housing Impact Investors LP

David P. Hooper, Esq., Barnes & Thornburg LLP